UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):  [ X ] Form 10-K   [  ] Form 20-F   [  ] Form 11-K    [  ] Form 10-Q
[  ] Form 10-D   [  ] Form N-SAR   [  ] Form N-CSR

For Period Ended:  October 3, 2008.

[  ] Transition Report on Form 10-K
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form 11-K
[  ] Transition Report on Form 10-Q
[  ] Transition Report on Form N-SAR

For the Transition Period Ended:  Not Applicable

Read Instruction (on back) page Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:  Not Applicable

PART I
REGISTRANT INFORMATION

Full Name of Registrant:  Johnson Outdoors Inc.

Former Name if Applicable:  Not Applicable

Address of Principal Executive Office (Street and Number):  555 Main Street

City, State and Zip Code:  Racine, Wisconsin 53403

PART II
RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant could not file its annual report on Form 10-K for the year ended October 3, 2008 on the prescribed filing date for the following reasons:

In conjunction with the deterioration in the economic environment and the material reduction in the market value of the Company's publicly traded common stock, the Company has evaluated and tested its goodwill for impairment in accordance with the Financial Accounting Standards Board’s Statement of Financial Accounting Standard No. 142, “Goodwill and Intangible Assets”.  This analysis and its implication on the Company's financial statements and credit agreements has caused the Company to not be able to complete all review work necessary to finalize the Company's financial statements for inclusion in the Form 10-K and, therefore, the Company is unable to complete the Form 10-K in a timely manner.

PART IV
OTHER INFORMATION

(1)     Name and telephone number of person to contact in regard to this notification:

         David W. Johnson                                                                 262–631–6600

(2)     Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

[x] Yes [ ] No

(3)     Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[x] Yes [ ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On December 5, 2008, the Company issued a press release disclosing its results for the fourth quarter and fiscal year ended October 3, 2008.  The Company reported a net loss of $71.0 million or $7.81 per diluted share for the year ended October 3, 2008.  For the year ended September 28, 2007, the Company reported net income of $9.2 million or $1.00 per diluted share.  Financial results for the year ended October 3, 2008 include goodwill and other impairment charges of approximately $41.0 million and increases in deferred tax valuation allowances of approximately $29.5 million.

Johnson Outdoors Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Dated this 18th day of December, 2008.

JOHNSON OUTDOORS INC.

BY /s/ David W. Johnson
     David W. Johnson, Chief Financial Officer